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                                    FORM 18-K

           FOR FOREIGN GOVERNMENTS AND POLITICAL SUBDIVISIONS THEREOF

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                  ANNUAL REPORT

                                       OF

                           CANADA MORTGAGE AND HOUSING
                                   CORPORATION
                  (AN AGENT OF HER MAJESTY IN RIGHT OF CANADA)
                              (NAME OF REGISTRANT)

               DATE OF END OF LAST FISCAL YEAR: DECEMBER 31, 2003

                             SECURITIES REGISTERED *
                        (AS OF CLOSE OF THE FISCAL YEAR)


================================================================================
   Title of issue      Amounts as to      Name of exchanges on which registered
                     which registration
                        is effective
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       N/A                  N/A                             N/A
================================================================================

           Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               WILLIAM R. CROSBIE
                              Minister - Counselor
                            Economic and Trade Policy
                                Canadian Embassy
                          501 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20001

                                   Copies to:

               COLEEN VOLK                          ROBERT W. MULLEN, JR.
         Acting, Vice-President,             Milbank, Tweed, Hadley & McCloy LLP
                 Finance                           1 Chase Manhattan Plaza
 Canada Mortgage and Housing Corporation           New York, New York 10005
             National Office
            700 Montreal Road
            Ottawa, ON K1A 0P7

* The Registrant is filing this annual report on a voluntary basis.



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The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

     (a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

          None.

     (b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

          None.

     (c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

          None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

     (a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph
          (a), but under paragraph (b) of this item.)

          Certain information concerning internal funded debt of the registrant is included in Exhibit 1 hereto and in Canada's Annual Report on Form 18-K.

     (b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to inter-governmental debt.)

          Certain information concerning external funded debt of the registrant is included in Exhibit 1 hereto and in Canada's Annual Report on Form 18-K.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.




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     Certain information concerning the funded debt of the registrant is included in Exhibit 1 hereto and in Canada's Annual Report on Form 18-K.

4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

          (1)  Total amount held by or for the account of the registrant.

               As at December 31, 2003, no such amount was held by the registrant.

          (2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

               Not practicable to furnish.

          (3)  Total amount otherwise outstanding.

               Not applicable.

     (b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

          Not applicable.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

     (a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

          Certain information concerning internal floating indebtedness of the registrant is included in Exhibit 1 hereto and in Canada's Annual Report on Form 18-K.

     (b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

          Certain information concerning External floating indebtedness of the registrant is included in Exhibit 1 hereto and in Canada's Annual Report on Form 18-K.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements



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     should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

     Reference is made to Exhibit 1 hereto.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

          None.

     (b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

          Not applicable.

8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

     See Canada's Annual Report on Form 18-K.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

     See Canada's Annual Report on Form 18-K.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the "Statistical Handbook of the League of Nations." (These statements need be furnished only if the registrant has published balances of international payments.)

     See Canada's Annual Report on Form 18-K.

     This annual report comprises:

     (a)  Pages numbered 1 to 6 consecutively


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     (b)  The following exhibits:

          (1)  Canada Mortgage and Housing Corporation.
               -    General Information
               -    Financial Highlights of Operations
               -    Controls and Financing Authorities
               -    Indebtedness and Equity
               -    Canada Mortgage and Housing Corporation Financial Highlights
               -    Funding
               -    Board of Directors and Principal Officers
               -    Auditors' Report
               -    Financial Statements as at December 31, 2003

          (2) Consent of Richard Flageole, FCA, Assistant Auditor General for the Auditor General of Canada and Jean-Guy Poulin, CA, Mallette, LLP.

          (3)  Auditor General Power of Attorney.

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.




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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Ontario, Canada, on the 9th day of June 2004.


                            Canada Mortgage and Housing Corporation

                                        /s/ Coleen Volk
                            By:         ______________________________

                                        Coleen Volk
                                        Acting, Vice-President, Finance




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                                  EXHIBIT INDEX

(1)  Canada Mortgage and Housing Corporation.

     -   General Information
     -   Financial Highlights of Operations
     -   Controls and Financing Authorities
     -   Indebtedness and Equity
     -   Canada Mortgage and Housing Corporation Financial Highlights
     -   Funding
     -   Board of Directors and Principal Officers
     -   Auditors' Report
     -   Financial Statements as at December 31, 2003

(2) Consent of Richard Flageole, FCA, Assistant Auditor General, for the Auditor General of Canada and Jean-Guy Poulin, CA, Mallette, LLP.

(3)  Auditor General Power of Attorney.